QVC, Inc.

1200 Wilson Drive

West Chester, Pennsylvania 19380

October 1, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-233799) initially filed on September 17, 2019

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, QVC, Inc., on behalf of itself and the other registrants, hereby requests that the effectiveness of its Registration Statement on Form S-3 (File No. 333-233799) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on October 3, 2019, at 3:30 p.m. Eastern time, or as soon thereafter as practicable.

[Signature page follows.]

Very truly yours,

QVC, INC.

By:	/s/ John Misko
	Name:	John Misko
	Title:	Controller

[Signature page to Acceleration Request Letter]